Solar America Corp.

1135 Hodges Street

Lake Charles, Louisiana 70601

February 6, 2012

Pamela Long

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, N E

Washington, D.C. 20549

Re:	Solar America Corp.

Amendment No. 1 to Registration Statement on Form S-1

Filed December 30, 2011

File No.333-175148

Dear Ms. Long:

By letter dated January 26, 2012, the staff (the “Staff,” “you” or “your”) of the U.S. Securities & Exchange Commission (the “Commission”) provided Solar America Corp. (the “Company,” “we,” “us” or “our”) with its comments on the Company’s Registration Statement on Form S-1/A, filed on December 30, 2011 (the “Form S-1”). We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments. For your convenience, the comments are listed below, followed by the Company’s response.

Prospectus Summary, page 2

1. Please disclose your net loss in this section.

RESPONSE: The Company has amended the Prospectus Summary section to include the net loss from operations in the prospectus summary section.

2. Please describe Solar N’ Stuff, Inc.’s business history.

RESPONSE: The Company has amended the Prospectus Summary section to include the business history and current operations of its subsidiary, Solar N’ Stuff, Inc. (“SNS”).

3. Your statement that you “intend to add additional alternative energy solutions, including wind and geothermal systems, to our product offerings as these technologies mature” appears to be out of context and not currently material in light of your stage of development and current revenue sources. Please revise and advise.

RESPONSE: The Company has revised the Prospectus Summary section to remove language related to additional alternative energy product offerings.

4. We note the statement that “to date, all of our revenues have been generated by our SNS subsidiary.” Please disclose that installation is your core business and that gross revenues to date have come mostly from solar daylight and attic fan installation business.

RESPONSE: The Company has amended the Prospectus Summary to disclose that sales and installation is currently its core business and that its revenues to date have primarily been related to the sales and installation of solar daylight and attic fan systems.

Net Proceeds to the Company, page 3

5. Please disclose that if the maximum amount is raised you would have enough money to fund development for less than 6 months.

RESPONSE: The Company has amended the Net Proceeds section of the section titled “Summary of this Offering” to disclose that even if the maximum amount is raised, the Company would have enough money to fund development for less than six months.

WE WILL REQUIRE FINANCING TO ACHIEVE OUR CURRENT BUSINESS STRATEGY…, page 6

6. This risk factor appears duplicative of the risk factor entitled “WE WILL REQUIRE ADDITIONAL CAPITAL IN THE FUTURE…” Please revise.

RESPONSE: The Company has combined the two risk factors and eliminated the duplicative information.

Use of Proceeds, page 15

7. We note the disclosure here and elsewhere throughout the prospectus that you believe research and development will play a key role in growing your business to new areas but you do not explain what this means. Because you are in the business of installing products manufactured and designed by other companies, please substantially elaborate on this aspect of your business.

RESPONSE: The Company has amended its disclosure in the Use of Proceeds section as it relates to research and development to clearly indicate that the Company’s research and development efforts will be related to potential target markets as well as the specific product requirements of those markets and not the research and development of in-house products.

Plan of Distribution, page 18

8. We note your response to comment nine in our letter dated July 22, 2011 and that you will offer the shares by prospectus by direct mail to investors who have indicated an interest in the Company. Please disclose how these investors will come to know about the offering.

RESPONSE: The Company has revised the Plan of Distribution section to indicate that only those individuals who express a verbal interest in the offering will be given the prospectus for review. The Company’s Chief Executive Officer will only offer the shares to family, friends, business associates or other personal contacts via an initial telephonic consultation.

Description of Business, page 20

9. We note your response to comment 28 in our letter dated July 22, 2011. Please revise the Overview sections in the Prospectus Summary and this section to describe the transaction in which Brian Barrilleaux acquired Glacier Point Corp. For instance, clarify Mr. Barrilleaux’s relationship to Glacier Point Corp. and disclose, as you do in your response to comment 28 noted above, that he had no connection to Solar America Corp. or Solar N' Stuff.” See Item 101(h)(3) of Regulation S-K.

RESPONSE: The Company has revised the Overview of both the Prospectus Summary and Description of Business sections to describe the transaction in which the Company’s Chief Executive Officer acquired Glacier Point Corp. In addition, the Company has clarified that Mr. Barrilleaux had no connection to the Company or SNS prior to December 5, 2010.

Competition and Market Overview, page 23

10. Please disclose whether you are attempting to incorporate the information on external web sites into this prospectus. Please see our Use of Electronic Media, Interpretive Release No. 33–7856 (Apr. 28, 2000) for further guidance regarding the use of hyperlinks in your prospectus.

RESPONSE: The Company has revised the Competition and Market Overview section to remove the hyperlinks in accordance with the guidance provided in Interpretive Release 33-7856.

11. Please discuss your competitive position in the installation segment of the solar industry in more detail.

RESPONSE: The Company has revised the Competition and Market Overview section to include disclosure related to its competitive position in the installation segment of the solar industry.

Solatube Premier Dealer Agreement, page 24

12. Please disclose whether you have met the minimum purchase requirements from January 1, 2011 to December 31, 2011 and, if not, whether Solatube has decreased the discount applied to the Company’s purchases. Please also discuss the implications of other material terms of this agreement such as the ability of Solatube to terminate the agreement upon the failure to meet the minimum purchase requirements. Add risk factor disclosure as appropriate.

RESPONSE: The Company has amended its disclosure related to the Solatube Premier Dealer Agreement to indicate that it did not meet the minimum purchase requirements under the agreement for the year ended December 31, 2011. In addition, the Company disclosed the potential impact of its failure to meet the minimum purchase requirements.

Government Regulation, page 25

13. We note the statement that “the importation of a part of the products we sell is subject to tariffs, duties and quotas imposed by the United States.” Please discuss this with more specificity.

RESPONSE: The Company has revised it disclosure and removed the reference to tariff, duties and quotas, as the Company does not currently directly import any products that are affected by tariffs, duties or quotas.

14. Please discuss specifically whether and how your business is impacted by the subsidies you reference in the risk factor disclosure on page 8.

RESPONSE: The Company has amended the section titled “Government Regulation” to discuss how governmental incentives impact its business.

Plan of Operation, page 27

15. We note that you may need to borrow funds from your officer and director to finance operations. Please disclose whether you have an agreement in place in this regard, describe its material terms and file it as an exhibit (if oral, please reduce to writing and file).

RESPONSE: The Company has revised its disclosure to remove the reference to borrowing funds from our officer and director as no current agreement exists in this regard.

Management Discussion and Analysis of Financial Condition and Results of Operations, page 29

16. We note your response to comment 19 in our letter dated July 22, 2011. We note disclosure that you intend to pursue capital through public or private financing, borrowing and other sources. Please clarify in your disclosure whether you have taken any steps to pursue any of these capital resources.

RESPONSE: The Company has amended its disclosure to clarify that is has not identified such additional capital resources.

Results of Operations, page 29

17. We note your response to comment 20 in our letter dated July 22, 2012. Please provide a more detail discussion of the reasons for changes between periods.

RESPONSE: We have revised the Results of Operations section to provide a more detailed discussion of the reasons for changes between periods.

Executive Compensation, page 33

18. Please reduce your verbal contracts to writing and file them as exhibits. Please see Question 146.04 of the S-K section of the Division’s Compliance & Disclosure Interpretations, which can be found on the Commission’s web site.

RESPONSE: On February 1, 2012, the Company entered into employment agreements with its officers effective retroactively as of January 1, 2011, their first date of employment with the Company. A summary of the agreements’ material terms are disclosed in the Executive Compensation section and the agreements themselves are filed as exhibits to the Form S-1.

Recent Sales of Unregistered Securities, page 40

19. Please disclose the information required by Item 701 of Regulation S-K for the promissory note sold in December 2010.

RESPONSE: We have updated the Recent Sales of Unregistered Securities section to disclose the information required by Item 701 of Regulation S-K.

Financial Statements

General

20. It appears that pages F-13 through F-15 are duplicative of earlier pages and are included inadvertently. Please revise as necessary.

RESPONSE: The Company has removed the duplicative pages.

Notes to the Financial Statements

Note 1 – Nature of Business and Summary of Significant Accounting Policies

Revenue Recognition, page F-7

21. We note your response to comment 27 in our letter dated July 22, 2011. Your response indicates that you consider the installation and sale of products to be two separate units of accounting for revenue recognition purposes. Please expand your disclosures to address how you determined this was appropriate pursuant to ASC 605-25-3 through 6. Please also disclose how you allocate amounts to each unit and correspondingly when you record revenue related to each unit pursuant to ASC 605-25-30-2 through 9. For example, it should be clear if energy product sales are recorded at the time of delivery or after installation has taken place. Refer to ASC 605-25-50.

RESPONSE: We have further revised our disclosure to include the disclosure requirements under ASC 605-25. Our disclosure has been revised as such:

The Company evaluates its revenue recognition in accordance with FASB ASC Topic No. 605-25, Multiple Element Arrangements. Revenue consists of solar energy installation service fees and sales of renewable and sustainable energy products each of which is priced separately in the contracts and are considered separate units of accounting based on the criteria in paragraph 55 of the ASC topic No. 605: (1) the customer arrangements have multiple deliverables – the renewable and sustainable energy projects and the installation services; (2) the delivered items have value to the customer on a stand-alone basis; (3) the delivery and the performance of the products and services are substantially within the control of the vendor.  The Company enters into short-term negotiated fixed and variable fee arrangements with residential third parties.  As a result, the Company recognizes revenue from our contracts when the products are delivered and when the services are performed, which is generally at the same time. Our installations are with residential customers and are short-term in nature based on the size of the solar energy system installation project. The Company determines its amounts allocable to each delivered unit in accordance with its best estimate of selling price. The company takes into account the price at which the vendor would transact the deliverable on a standalone basis, its internal costs plus any margin. The company also takes into account market conditions and competitors pricing when determining how to price each of its products and services.

Note 3 – Business Combinations, page F-9

22. We note your response to comment 28 in our letter dated July 22, 2011. Solar America Corp. was formed on August 12, 2010 as Glacier Point Corp., which was a non-operating company with no shareholders. Please disclose the terms of the transaction in which Brian Barrilleaux acquired Glacier Point Corp. on December 5, 2010, including any consideration paid by Brian Barrilleaux.

RESPONSE: The Company has amended the disclosure in Note 3 to include the terms of the transaction in which our CEO acquired Glacier Point Corp. on December 5, 2010.

Unaudited Financial Statements

General

23. Please address the above comments, as applicable.

RESPONSE: We have included the disclosures from Comment No. 22 and 21 in the unaudited financial statements as appropriate.

Consolidated Statements of Operations, page F-2

24. We note your response to comment 26 in our letter dated July 22, 2011. Please tell us why similar revisions were not made to the description of your cost of goods sold line item on your unaudited statements of operations or revise as necessary. In a similar manner to your response, please disclose in the notes to your financial statements that you do not allocate depreciation to cost of goods sold as you do not have any manufacturing operations.

RESPONSE: We have added the language,” Cost of goods sold, exclusive of depreciation as shown below,” to the unaudited financial statements. We have also added the disclosure in our audited financial statement notes that we do not allocate depreciation to cost of goods sold due to the fact we do not have manufacturing operations.

Exhibit 23.1

25. We note your response to comment 34 in our letter dated July 22, 2011. Please make arrangements with your auditors to have them revise their consent to refer to all of the financial statements and corresponding periods covered by their audit report on page F-1. The consent does not appear to refer to the specific periods for which the consolidated statements of operations, stockholders’ equity (deficit) and cash flows were audited for each entity.

RESPONSE: The auditors have revised their consent to refer to all of the financial statements and corresponding periods covered by their audit report on page F-1.

Further, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Brian Barrilleaux

Brian Barrilleaux

Chief Executive Officer